

April 13, 2023

Gregory S. Lovins
Chief Financial Officer
Avery Dennison Corporation
8080 Norton Parkway
Mentor, OH 44060

> **Re: Avery Dennison Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 22, 2023**
> **File No. 001-07685**

Dear Gregory S. Lovins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 21

1. Refer to your discussion of free cash flow and similarly in your earnings releases and 10-Q filings. Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of these measures to something similar to ``Adjusted Free Cash Flow´´ to alert your investors that it has been adjusted from the measure typically referred to as ``Free Cash Flow.´´ Please refer to Question No. 102.07 of the Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated December 13, 2022.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 48

2. Please expand your revenue recognition policy to discuss how and when revenue for your specific products within your two reportable segments is recognized. For example, disclose for which products and services revenue is recognized at a point in time and those that are recognized over time, including the input measures used in recognizing the revenue. Disclose when control of your products or services is transferred to the customer, along with the related performance obligations. Your current disclosure in the first paragraph is general in nature, and should be expanded or tailored to be specific to the nature of the products and services you provide. For example, we note your Materials Group segment manufactures and sells pressure-sensitive label materials and performance tapes products, brand graphics and reflective products, whereas your Solutions Group segment offers RFID solutions, branding and embellishment solutions, data management and identification solutions, etc. as disclosed in the Business section and also in Note 15. Please revise your disclosures accordingly. Refer to ASC 606-10-25-14 through 25-18 and ASC 606-10-50-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing